Exhibit (a)(5)(xv)

Annual Media Conference, 1 February 2012

Overview Severin Schwan

Ladies and gentlemen, I would like to welcome you very cordially to our traditional media conference on our full-year results, and I am very pleased to see that you’ve turned out in large numbers.

As you will see in a minute 2011 was an excellent year for Roche, both in terms of financials and in terms of the progress we have made in launching new products, in finding new products. Before we go into that I would like to present the figures to you.

We have been able to achieve all the targets that we have set ourselves at the beginning of 2011. Pharma grew by 1%, very much in line with the market. Diagnostics clearly outperformed the market by 6%, so on our Group level we report a low single-digit growth, 2% plus to be precise. We have also been able to record savings of 1.8 billion Swiss francs thanks to our Operational Excellence programme. We were also able to increase our core EPS by 11%. This is a very solid result, a very gratifying result indeed. Therefore, the Board of Directors will propose to the Annual General Meeting to increase our dividend by 3% to 6.80.

I would like to talk about sales in more detail now. As you can see here on the slide we have an overall growth of 1% for Pharma in total, but the regions reported widely different figures. We have excellent growth in the international market generally, also in the United States, plus 3% for the USA, but international markets in particular, plus 7%, Russia for example in the double-digits. But at the same time we record negative growth in Europe. This is the result of a number of austerity measures that we introduced over the past few years in European countries. Japan was negative as well, -3%. This decrease is primarily due to the impact of the earthquake early in 2011.

Now, ladies and gentlemen, there are two components that clearly influenced our growth negatively, in Swiss francs that is. Tamiflu is number one. As expected sales went down by 500 million, and we can also see a substantial effect caused by currency translations. Switzerland: the Swiss franc is very strong, particularly vis-à-vis the euro and the US dollar. As a result, the sales we can report are down by -10%. It is always important to bear the figure in mind that we posed at constant exchange levels. It is worth bearing in mind also that the lion share of our business is in US dollars, so we do have substantial hedging there and we can manage our hedging in an excellent way.

I would now like to focus on our general strategy for a moment and I would like to speak particularly about the way the Illumina transaction we intend to implement fits in with our existing strategy. We clearly focus on innovative solutions, on scientific progress in our key areas, pharmaceuticals and diagnostics, and I am convinced, ladies and gentlemen, that we need to look at the situation now. We can see pricing pressure increasing in industrialised countries, so what we need to do in such a situation is to take long-term decisions as well. What do I mean by that? We need to provide solutions that really add value to the treatment for our patients. Healthcare insurance companies will allocate their funds to those kinds of treatments that really make a change, either in terms of better survival or better quality of life for the patients. So we need to focus on the pricing pressure increasing. We have public deficits in various countries and here our long-term strategy, to focus on medically differentiated therapies, clearly pays off. And it is also important to note how we invest in innovation. First of all, we do so internally by investing massively into Research & Development, and we do so above average. We invest more than 8 billion Swiss francs in Research & Development, which is clearly more than any other healthcare company invests. It is actually much more than any other company on this planet invests in Research & Development. So it is a direct consequence of our strategy, which is clearly focussed on innovation and scientific progress.

However, it is equally important to remain open for innovation coming from outside. It is vital to strike the right balance. We are not the only ones driving scientific progress, of course, and we need to be prepared to bring in innovation from outside by either licensing products in or by acquiring other companies.

As regards our internal Research & Development investment, 2011 was an extremely successful year for us. We have made tremendous progress both in terms of applications and development of new products. Let me just give you one figure. Last year we had 20 studies in late-stage development and 17 out of these 20 studies produced positive results. Ladies and gentlemen, this is unprecedented, also across the entire industry. Now, this late-stage strength clearly shows that new products are just around the corner. We have got twelve new compounds in various therapy areas and 2011 was a particularly important year. Here we have three new products we filed for application:

Zelboraf, as far as black skin cancer is concerned, Erivedge, which has been approved by the US authorities just two days ago, for the so-called basal cell carcinoma, the most common form of another form of skin cancer, and pertuzumab, which is intended to treat metastatic breast cancer, again another revolution around the corner. A fantastic year, ladies and gentlemen, and substantial progress in our product pipeline. The bars on this chart basically reflect the future at Roche and reflect Roche’s future growth.

Ladies and gentlemen, as you know, we also focus on bringing the two divisions closer together, Diagnostics and Pharmaceuticals. The buzzword here is Personalised Medicine. I mentioned that we have twelve compounds in late-stage development. Half of those, six, will be developed together with combination diagnostics so that they can be administered properly to the patients in need of these compounds.

Let me now talk about the Illumina transaction. In our Diagnostics business one of our strengths is that we are able, as a company, to provide a wide portfolio of tests to our clients, that is labs and specialist companies. We can provide a one-stop shopping solution, basically, for these clients, a comprehensive solution. This is necessary because these companies, of course, want to have efficient workflows to implement tests on joined platforms. They don’t want to have to assemble different parts of a big puzzle, and this is one of our major strengths. We provide the whole puzzle in one piece. But in order to implement such a strategy you need to have in your portfolio key technologies in order to make these tests materialise. Now, most of these technologies were developed in-house. However, over the past years we have also always acquired new technology. Twenty years ago we brought in PCR technology, which today is a fundamental element of molecular diagnostics. We also bought ECL technology by acquiring IGEN, which adds substantially to the growth of the immunology business. You will see that later, when the Diagnostics figures will be presented. You know we acquired Ventana five years ago in order to join the Tissue Diagnostics business, and we believe that gene sequencing will be the key to our future success.

I would like to close my introductory remarks by providing an outlook for 2012. We expect for the Group and Pharma to post low to mid-single digit growth rates. That is to say we will accelerate our growth compared to 2011. We expect in Diagnostics to yet again outperform the market and we will also be able to report most savings from Operational Excellence, and we are looking at an expected value of 2.4 billion Swiss francs, an additional 600 million in addition to the 1.8 billion we have already posted in 2011. We generally believe to be growing faster than the sales and I would now like to pass it on to Daniel O’Day for Diagnostics.

Annual Media Conference, 1 February 2012

Diagnostics Daniel O’Day

Good morning everyone. It is a great pleasure to present you the outcome of the Diagnostics Division performance for 2011. To pick up on the more detailed overview of what Severin covered, it was a very positive year for Diagnostics. So with our 6% growth overall we continued to outgrow the market place in Diagnostics, as the world leader in Diagnostics, and our growth was contributed by many aspects of our business, but in particular our largest business, our Professional Diagnostics business, growing by 9% significantly ahead of the market place, continued to make market share gains in that largest business of ours. An equally very fast growing business was our Tissue Diagnostics business, our Ventana business, which we acquired in 2007, and which is now firmly integrated into our global infrastructure growing still in the United States, but also now significantly faster outside the United States, thanks to the global presence of Roche as well.

This outgrowth of the market has now been going on for the past four, five years, you can see the data just for the past two years, and again I think this speaks for the competitive advantages that Roche has as a company, as a number one leader in Diagnostics. We are present in more than 130 countries, we have literally tens of thousands of instruments based in our customer base out there, and last year alone we launched 60 new instruments or assays under that system. So we continue to replenish the systems, launch cutting-edge systems out there with our customer base, and the breadth of technologies we have puts us in a very advantageous position with our customers. As you can see, as a number one company with 20%, the next company at 12%, we continue to essentially create the market in Diagnostics by growing faster than the market place overall. And that growth regionally came from every region, in fact in every region we grew at or above the market – these are the growth rates of those particular regions. Obviously there are different dynamics going on in each of those regions but we continue to outpace the market in each one of those regions, and in particular our markets in the area of Asia Pacific and Latin America, with the economic growth there and also the infusion into the medical system, are really growing very fast. And to take one example, if you look at our Asia Pacific region, we grew at 17%. You can see we are by far the market leader in Asia Pacific with a 23% market share. And China alone, if you look at the growth rate there, which is now clearly one of our key countries in Diagnostics across the Roche world, we have grown double the market growth rate for the past five years with a CAGR of 36%, and you can see the slope of the curve has gone up significantly in the past several years with China’s continued investment in their healthcare infrastructure, which really allows us to take our technologies and equip the new hospitals and the labs that are being built in China. We are still at a stage, where we consider China to be at the beginning of its growth phase. In fact, as we look at the next several years, we will be taking our products from the very large cities to now more than 150 cities with more than a million inhabitants and really start to penetrate deeper into the system as we move into the continued investment into the Chinese healthcare system.

There are many launches, as I said, 60 launches over the course of last year. I am just going to pick two to focus on. One is, we now have our new chemistry in Diabetes Care rolling out in the United States, the number one Diabetes Care market in the world. We are very pleased that we now have the approval, starting the end of last year, with our maltose-independent chemistry and our Aviva Strip, and now in January with the newest of the smallest meters out there for the US market place, the Nano, which will be launched very shortly in the United States. And this will allow us to take the technologies in our Diabetes Care portfolio that have already been launched outside the United States and launch them into one of the most attractive markets for Diabetes Care moving forward.

Severin mentioned just the coming of another launch, a series of launches. Last year was really the year of PHC coming to the patients of Roche that had been in our labs for many years, and with the introduction of the BRAF products in the United States, where you have both the Zelboraf product for treatment of patients with malignant melanoma, and the cobas BRAF test, we were able to simultaneously approve those products in the United States, the first time that has been done, and now launch those into our customer base with very rapid penetration into the market place. In addition we launched EGFR and KRAS, two other really key mutational markers for oncology outside the United States. So we are growing really a very practical portfolio of products in our Oncology business to allow us to identify mutational status of patients and then take appropriate action for treatment.

We also added to our business with small to medium sized acquisitions last year in Diagnostics. Two in our Professional Diagnostics area, our largest area, PVT and Verum Diagnostics. Both allow us to enhance our total offering for the central lab patients and customers that we have, and then, very importantly, one in our Tissue Diagnostics portfolio called mtm, which is really a very unique assay that allows us to complement our offering in cervical cancer. It will complement very well the assay that I spoke about of course last year, that we launched as well, our HPV DNA assay that identifies patients with 16 and 18 genotyping. Now with this new acquisition, with what is called the p16 biomarker, we really have a complete solution to change the way that cervical cancer is identified in women and be able to really reduce the rates of cervical cancer moving forward.

The other thing that this demonstrates is our investment in businesses that we have acquired over the years. This is now the second acquisition in Tissue Diagnostics in the last several years. The first one, BioImaging, which was more of a technology-based acquisition, and now with mtm, a value-based acquisition, we continue to drive that growth and that is helping us also for the future growth of that business that grew 15% last year.

I would like to make a few comments on Illumina of course. It is a very exciting acquisition now for the Diagnostics Division. It allows us to take a very exciting new technology and complement our total offering as an MON company in diagnostics. Illumina is a very successful company. It is a company that has shown, over many years, to be a company that can drive sales, that can drive profit, that can drive cash generation – it is the number one company today by far in sequencing and microarrays. And as you can see here it is a company that is predominantly based in the United States and it is also a company that has a focus today on the largest academic research markets. In fact, the major customers for Illumina today, until this date, that have driven the billion US dollar sales, have been the large genome centres, the large academic centres around the world. You may say, why does this fit into Roche? Why is this a good company to Roche and why is now the right time? And there are four key rationales for why it will complement the overall offering in Diagnostics. The first one is that it is a very attractive growing market. Today, it is a billion US dollar market. We expect in 2015 for this to double and be more than a two billion US dollar market. And this will be driven by two major things. I mean, the first one is further penetration into the research setting. So as I said, today it is at the major research centres, genomic centres, of which there are about 15 around the world, and because of the advancement in technology it can now go deeper into the research customer base to really take it out of just the large genome centres and have it be on the bench top of every lab around the world to do this type of genetic analysis. And that is where the combination of the two companies will also benefit a great deal.

The second reason that is driving this growth in the mid- to longer-term is the incorporation of sequencing from the research setting into the clinical setting: into doctors’ decision makings, into hospitals and into labs around the world. And what is driving that is both the advancements in the technology that make it both more cost effective and more accurate, but also the need and the demand from the healthcare community, because the more we understand the mutational analysis for patients and the more that we have treatments that can affect those patients, the more we will need the complexity of the data that sequencing brings to dimensionalising a patient upon entry into the hospital. So that is driving the growth.

The second rationale is that it is very complementary to our portfolio. We have a Life Sciences business today, we have a Sequencing business and an Array business, but this is a different type of technology. So to give you one example in sequencing, our technology is focussed on long-read sequencing, which is very effective for some applications, and Illumina’s technology is based on short-read sequencing, which is very good for determining mutations for instance of a cancer cell. So they are complementary, both within the technologies that we have today, and it is also complementary to the other technologies we have. Sequencing will be used in conjunction with Tissue Diagnostics, with Molecular Diagnostics and with our Centralised Diagnostics to give a total diagnosis portfolio for a patient on entry in the hospital.

The third rationale is really that we are unmarking commercial potential. As I said before, Illumina is predominantly a US-based company in the large genome centres. Roche has a very large distribution network. It has today sales forces and service personnel that call upon research labs, small to medium sized research labs, and on all Commercial and In-Vitro Diagnostics and on clinical customers around the world. So it is both an increase in depth in terms of getting deeper into the research community, but it is also a geographic expansion outside the United States similar to he model we had with Ventana, where we were able to take that technology that was predominantly US-based and leverage throughout our distribution chain around the world.

And then finally, because this technology is maturing, because this technology is now appropriate to be used more so in a clinical setting in the future, you have to have capabilities to take it from the research into the physician and into the lab. And here Roche has more than 30 years of experience in developing technologies, in manufacturing technologies and then commercialising technologies with the customers based throughout the world. And this is really something that will allow us to accelerate the transition of sequencing from research into the clinic. And of course it will also be able to feed in the mid- to longer-term into our PHC strategy of Roche that we can combine the Pharma and the Diagnostics together eventually for companion diagnostics in the future as well.

So in closing about Illunima, I just like to close by saying that we at Roche, myself personally, have a great deal of respect for the Illumina colleagues around the world, the management team, what they have done, and we believe that the combined entity will be stronger than either entity alone trying to penetrate the sequencing market place. And in that regard we intend to combine the two businesses, combine our current Applied Sciences business with the Illumina business because we are complementary and headquarter that business out of San Diego because that will become the largest site for our Life Sciences business around the world, but we will continue to maintain our operations in Penzberg, which is a very important site for us across Diagnostics and across the Group. It is one of the few sites that we have Pharma and Diagnostics at the same site. So as we do this in other businesses like our Molecular business or our Professional business we have a multi-site strategy with the headquarters in one location and that is what we intend to do also for Illumina moving forward.

So thank you very much. With that I will turn it over to Pascal for the Pharma.

Annual Media Conference, 1 February 2012

Pharma Pascal Soriot

We have heard that French is an official language so I will use French today. That was only a joke…

It’s a great pleasure to actually present those 2011 results to you. 2011 was a transition year for us in the Pharmaceutical Division. Transition from a sales viewpoint, but a very, very exciting year as far as the portfolio is concerned. We made enormous progress, as Severin told you, and I will cover some of this progress. A really exciting year, and I can tell you we are all convinced that our future looks very bright.

Let me start with sales. This was a transition year because we had to deal with a number of events: the decline of Avastin that cost us about 600 million francs, essentially due to the loss of the breast cancer indication in the United States and the impact it had on Avastin around the world. The second big negative event was, as expected, the decline of Tamiflu pandemic, and then we also had, of course, the CellCept patent expiry. And finally I should say, also the austerity measures in Europe, as you all know. Those events, actually, are now behind us and we think that 2012 should see an acceleration of our growth over the year. So on an aggregate basis, for the whole of 2011, we grew by 1%. We grew by 3% in the United States, declined in Europe, declined in Japan. This is another negative event we had to deal with: in Japan, the earthquake impacted us as a company certainly more than some of our peers in the industry in Japan, because our factory is very close to the site of the accident, and that impacted us quite substantially. And we grew by 7% in the international region.

The positive factor, as you see here, is that our growth accelerated in the fourth quarter, which actually is very much coherent with what I told you a few minutes ago. We expect a better picture for 2012, as we leave all these negative events behind us. You can see here that the decline in Europe in the fourth quarter was less; the impact of the austerity measures is starting to lessen. You can see here, the big growth in the US and in the international market is accelerating in the fourth quarter. Overall we experienced about 13% growth in the so-called E7 market. Those are the top seven emerging markets we have selected for specific focus of our efforts, and you can see here we have seen an acceleration of that growth over the last couple of years. In fact, if I take some of those most important markets - China, Brazil and Russia - in all those three countries we grew faster than the market, very substantially faster than the market. In Russia by almost two and a half, three times the market growth rate. In Brazil we grew by two times the market growth rate, and in China almost two times the market growth rate as well. So, essentially, very good results in all those key markets for us.

I told you the most exciting part of 2011 was the progress we made with our portfolio. And now we are launching, or preparing to launch, three new products. The first one is Zelboraf, which we launched in the United States in 2011, and with very great results, actually, because after four months of launch we already achieved

78% patient share. That means that of all those patients, who are diagnosed with BRAF mutated melanoma, 78% are treated with BRAF. So it is a very rapid penetration of this market segment.

We are preparing to launch Erivedge for basal cell carcinoma. This is the most common form of skin cancer. We got approval in the United States two days ago, in record time, absolutely record time, and we are just about to launch, the sales force is getting ready to launch, in the United States on Friday this week. This is a very exciting development for us and the label actually looks very nice. This is a very broad label and certainly will enable us to promote Erivedge to its full potential. We have also filed in Europe, we hope to get approval in Europe. This would be a first, if we get approval in Europe, because you have to know we filed in the US and in Europe with a Phase II study. It is totally unusual in Europe to get approval on the basis of a Phase II study, but the strength of the clinical benefit, of the clinical signal, is very much there and the benefit is so strong, we believed we should file, and so far discussions with the EMA are relatively positive. So we have good hope we may get approval in Europe this year for Erivedge.

And finally we filed for pertuzumab, which is a new agent that will be used in combination with Herceptin for the treatment of HER2 breast cancer. I will come back to pertuzumab in a few minutes.
So this is a basal cell carcinoma, as you can see here. Believe me I have only selected the pictures that are reasonable for you to see, because some of those skin cancers are completely disfiguring and patients, who experience basal cell carcinoma, really don’t have any options. They are facing disfigurement and of course they easily become metastatic. These pictures on the left hand side show you the effect of Erivedge on basal cell carcinoma. You see at the bottom here almost complete disappearance of the tumour and some patients have experienced a 100% response rate. So a really outstanding clinical benefit. There are over 20,000 patients in Europe and in the United States, who will qualify for the label we have obtained in the United States, which are metastatic patients or patients, who have an advanced form of basal cell carcinoma and are no longer candidates for surgery. The typical treatment of basal cell carcinoma is surgery. You just remove the cancer. But in some cases the cancer is so advanced or it is in places, in the face for instance as a good example, in locations, where surgery cannot be an option, so those patients are candidates for treatment with Erivedge. There are about 20,000 patients in the US and Europe, who will qualify for treatment with Erivedge.

Pertuzumab. I would like to remind you, HER2+ breast cancer has been treated for the last ten years with Herceptin. Initially in the metastatic setting, and since 2005 in the so-called adjuvant setting, in the early phase of breast cancer. Those are patients, who are not metastatic. And Herceptin has had a tremendous impact on this form of breast cancer that affects about 25% of women with breast cancer and HER2+. The HER familiar receptor is made of several types of HER receptors. There is HER1, HER2, HER3. HER2 is the receptor that Herceptin targets. HER3 is the receptor that pertuzumab targets and HER3 in itself doesn’t trigger cancer, but HER3 activates HER2. HER3 is a receptor that binds to HER2, activates HER2 and drives resistance to Herceptin. So by combining Herceptin with pertuzumab we stop the binding, called dimerisation, we stop the binding of HER2 and HER3 and the activation of this signalling to the cell that becomes a cancerous cell and grows even faster. So by combining Herceptin and pertuzumab in the metastatic setting in this study, called the CLEOPATRA study, we were able to demonstrate the PFS, progression-free survival benefit, of six months, meaning patients have survived without their disease progressing for the next six months. Now, that may not seem that much to you, six months. Just remember, in a metastatic setting, Herceptin delivered six months of PFS benefit, when we developed it initially. Also remember that in a metastatic setting, unfortunately, you only delay the progression of the disease, you rarely save lives. So we hope these results will actually show overall survival benefit. The data are not yet mature and we are waiting a little bit longer for having mature data, but the overall survival benefit will not be enormous, because essentially, those patients are metastatic. Where you make a big difference is when you start treating patients in the early phase of their breast cancer, in the so-called adjuvant setting, which is what we did with Herceptin, and we now have a study that is ongoing, combining Herceptin and pertuzumab in the adjuvant setting, and we believe that pertuzumab will take the treatment of HER2+ breast cancer to a new level. I would just like to remind you, what Herceptin means for patients, and to just give you an idea of what that represents for those women, who have breast cancer. In 2005 we introduced Herceptin for the adjuvant setting of HER2+ breast cancer. In 2005 we believe we actually saved the lives of about 100 women, who had breast cancer, HER2+ breast cancer, and received Herceptin in the adjuvant setting, and therefore Herceptin stopped their cancer from becoming metastatic. And of course if you become metastatic, unfortunately, that leads to death all the time. Our estimate is that by 2015, in the five key EU markets only, Herceptin will have prevented 28,000 women from developing metastatic breast cancer. This is only in the five key markets in Europe. You can multiply this by more than three to give you a sense of what this means globally. Almost 80,000 women prevented from developing metastatic breast cancer and dying from their disease. This is what Herceptin has actually brought to these women, and now pertuzumab, we hope, will actually take this to a new level and bring the same kind of clinical benefit. So you can imagine how excited we all are with this portfolio. Zelboraf for metastatic melanoma, Erivedge for basal cell carcinoma, pertuzumab for the treatment of breast cancer, and we have many more of these products in development. We have another twelve projects in late-stage development that we will actually, hopefully, get approval for, and which will be launched in the next couple of years. And that is really why I call 2011 a transition year. Transition year from a sales viewpoint, as we were dealing with the setbacks with Avastin, as we were going through the Tamiflu pandemic erosion, and transition because we are building the portfolio and we have good hope that the next two to three years will see a fairly different picture from a growth viewpoint.

Thank you very much and I will now hand over to Alan.

Annual Media Conference, 1 February 2012

Financial Results Alan Hippe

I will be brief and just go over the financial highlights of the year. First, our core EPS has grown by 11%, you will see the various elements later. First of all, in our Operational Business, but also in terms of our bottom line, we made financial progress, too. A number of points were already mentioned regarding Illumina, which is an important point against this background, but I will return to that later.

2011 for us was a year in which we made a lot of progress in the pipeline. There were many tough decisions and consistent implementation, and that is Operational Excellence. 1.8 billion savings was our target, and we achieved 1.8 billion in savings. I would like to speak about that in context when it is time.

The cash flow generated from our activities, which is the main contribution to Roche having financial flexibility, putting Roche in a position to be able to carry out a transaction like Illumina in the first place – I will also come back to that in a few moments time and hopefully explain the context in which we want you to see that transaction.

And then of course the dividend. The 25th consecutive increase will be proposed to the shareholders’ meeting and we will see what that means in terms of the dividend quota, which is about 55%

Now to a short overview. I have to admit that this is a relatively cluttered slide, a busy slide I could also say. We have already commented on the first line, sales. Here you see a 6% increase in the Group earnings. Both divisions have contributed to that increase. But you can also see the core net financial income and you see the minus 2.3 billion turning into minus 1.6 billion. But above all we have been able to reduce the interest burden by 400 million, because the rate of indebtedness of the Group has been further reduced. So the 11% increase in growth in Group profit, 6% in the operational result, plus the contribution from the financial result and the 11% increase in Group earnings, leading to 11% in earnings per share core EPS, which was the target. The operating free cash flow is 14% up and if you look at the bottom line, the deduction of dividends, then the free cash flow, 3.9 million Swiss francs in 2011, compared with the 5.7 billion US dollars, the cost of buying Illumina, then you will see that this is something that Roche can easily stomach.

Operational Excellence. As already said there has been a lot of progress in innovation, enormous progress in the pipeline and with our products. We have also made progress in this particular area. Tough decisions had to be taken and tough implementations. If you look at the savings, on the left-hand side you see the core operating profit in 2010, and on the right-hand side the core operating profit in 2011 at 2010 exchange rates to eliminate the exchange rate effects. What is important is in the middle, the transition between the two stages. You see savings here made due to Operational Excellence, 1.8 billion. If one were to take the exchange rate from when we had announced the programme we would be a bit above 1.8 billion, so it fits together well. The main points in the year were the healthcare measures, the so-called austerity measures. What have they cost Roche? We have also taken the price cuts and price reductions in Japan, which were about minus 600 million. Other issues were Tamiflu, Avastin and also products that have gone off patent, and that was minus 1.1 billion. So the growth in the profit from the underlying business was about 1 billion. Operational Excellence of course was one of the reasons for our further development, not only in terms of profit but also in terms of our financial flexibility, which will enable a further expansion.

When we talk about headcount, then you know that it was our intention, as part of the programme, to reduce headcount by 4800. By the end of 2011, 3850 has been the reduction figure. 690 have had a primary announcement of leaving the company, so we are at around 4500. The rest of the programme is continuing into 2012, where we will have further headcount savings. So we are going to develop within the figures announced. Despite that we have had progressive development, as you can see on the right-hand side, where there has been an increase in parts of the headcount, so the net reduction is 2000. We have grown a lot in Pharmaceuticals in China, which allows for what Pascal was saying about the growth rate in China, and also the Diagnostics business has developed very expansively and 300 new members of headcount come from acquisitions made in 2011.

I said a lot about financial flexibility and financial strength. Let me try and give you a little bit more detail. In 2011 we had free cash flow from operating activities of 13.7 billion Swiss francs. Dividend will be around 5.7 billion, then we have tax levies, which affect the bottom line because of financing the business. They total 4.1 billion, giving a net free cash flow of around 3.9 billion Swiss francs, and this money is going to be used to reduce indebtedness. And a reduction in indebtedness will increase our financial flexibility.

What is our position compared with the industry as a whole? Again, a rather “busy” chart, but I will explain it to you. You see the ratings shown on the left for individual companies within our industry. The first thing we see is that there is a certain trend, and for the level of indebtedness Roche is rather well rated. So it is a fairly good trust the rating agencies have in our business and certainly in our ability to generate cash flow. And the other point is the rate of indebtedness – in 2010 31%. That is the ratio of the level of indebtedness compared to the balance sheet, which is the total assets, the balance sheet sum being an important consideration. In 2011 we were 25% on that ratio and in the medium term we aim to reduce that, so it is to be somewhere in the range of 0 to 15%. Why that figure? We simply compared ourselves with our peers. If we now see this in relationship to the past, and I am sure you can all remember the Genentech transaction, the Genentech transaction brought around 48 billion Swiss francs of additional indebtedness to the Roche balance sheet. Indebtedness was practically zero then. 48 billion have been added to he balance sheet. And you can consider, up to the present, how much of that has been returned: 42%, which corresponds to 20 billion, since the transaction. So there are still about 28 billion. If you compare this to the figures in the balance sheet the figures do not tally. The reason for that is the shift in exchange rate. But about 28 billion still to be paid back, 20 billion have been paid back, which is another fact contributing to enhancing the financial flexibility of Roche.

This next chart provides you with extra information on the balance sheet. On the left-hand side you see liquid assets and securities available to us. Those are securities that could be marketed. We have about 11 billion liquid assets comparable for the two years 2010 and 2011. A key point is the equity ratio, which was 19% in 2010 and is now at 24% in 2011.

I come on to the outlook and it starts of course, as you might expect, with Illumina. We made an offer, a very attractive offer, for Illumina, which reflects our own view on the value. We are convinced that Illumina shareholders will accept that. Illumina has ten working days in which to react to the offer. We have started a process of changing the Illumina Board, and that is in addition to our other intentions, and the processes that we need to go through have been launched. If we look at the outlook, as Severin said in his remarks, there is perhaps one extra comment to make about our financial flexibility. The transactions we have announced will not have a negative impact on our attractive dividend policy. We want to remain attractive for investors and that is why we intend to continue to pay an attractive dividend in the future.

All the other points I think were mentioned by the other speakers. I thank you for your attention.

Annual Media Conference, 1 February 2012

Questions and Answers

Question: Frankfurter Allgemeine Zeitung

It was mentioned briefly, gentlemen, that if Illumina goes through there would be changes in Roche’s overall organisation. Could I ask you please for a bit more detail? Penzberg has been mentioned. What might this mean for Basle and how many jobs might perhaps be in jeopardy in Penzberg and other sites?

Then about the financial situation. If Illumina goes through, what does it mean considering the expected results for 2012? Will Roche have a greater or smaller debt?

Answer: Daniel O’Day:

Just for the first half of the question. It is important to know that this is a growth acquisition. This is not about cost cutting. This is about the synergies of the two organisations combined, it is about driving growth in sequencing and across diagnostics and, as I mentioned to you, we have only contemplated certain things now upon the completion of the acquisition, and that is exactly where would we place the headquarters of the business and what will we contemplate for the operations in Penzberg? I will just repeat what I said again: we intend to combine the two businesses because they are very complementary and we intend to put the headquarters in San Diego because that will be the major site of the new combined life sciences business. At the same time we stay committed to our operations in Penzberg. Penzberg is a site, where we have many Diagnostics, R & D and manufacturing capabilities and business capabilities, and it is also a site, where Pharma is located. So, just as we do for instance in Molecular Diagnostics that is headquartered out of Pleasanton, California, but we have a major component of that business in Rotkreuz, in Switzerland. We are very accustomed to using our standards of excellence around the Roche Diagnostics world to leverage the capabilities. We would envision the same thing with Illumina.
Any more detail would be far too premature to comment on at this stage. Our focus is on the transaction. We will continue to operate the two businesses. Both Illumina and Roche will operate as independent businesses, of course, during the transaction phase, and then, when the transaction phase is complete, we will get into all the questions around integration.

On the financing side – do you want to pick that up, Alan?

Answer: Alan Hippe

Yes, the first point under the heading of finances is that of course we have contacted rating agencies about Roche’s debt situation and I am sure you have noticed that I have put focus on the financial flexibility. The rating agencies have confirmed our rating, AA- and

AA1, which I think are two extraordinary ratings at this point in time. And I think it is actually a rating organisation’s overview, which gives us, I think, a pretty good standing compared with our peers. On the transaction: it is going to be a positive bottom line contribution. Illumina, as you know, is a successful company with a good margin and we are acting on the assumption that we are going to keep this, that it is going to contribute positively to core EPS, to a positive result and to the free cash flow.

Question: Frankfurter Allgemeine Zeitung

I just have two follow-up questions. I accept what you say, gentlemen, but I am interested in the overall situation as regards indebtedness after completion of the transaction. You have the transaction plus the costs of integration. How high do you reckon the costs of integration will be?

Answer: Severin Schwan

On the level of indebtedness you can take the current figure and then estimate our cash flow for the current year. It is probably best to take the trend of recent years of operating cash flow, 14 billion Swiss francs is what it has been. After dividend, tax etc. it then gets down to approximately 4 billion. Then we have the extra debt of 5.7 billion US dollars to make the Illumina transaction. As far as the cost of integration is concerned, it is too early to discuss the dimensions, we have still got to plan this in detail. I would like to repeat what Daniel O’Day said: this is not an acquisition the aim of which is to take cost out of the system. The aim is growth and we intend not only to buy the company, but to invest in it and to integrate Illumina’s workforce in the new combined organisation.

Question: Financial Times

I have two questions for Mr O’Day and Mr Hippe. Dan, I think you have said that it would be incorporated or it would actually become headquarters for Applied Sciences within Diagnostics, and at the Q3 stage there were already signs that Applied Sciences within Diagnostics was losing ground. Now in the full year we see that it is not only down in Swiss francs, but that it is even down 3% in local currencies in terms of revenues, the only part of Diagnostics, which saw sales decline in local currencies. And I am just wondering if you could tell us a little bit more about why that happened and whether the lack of an activity or of Centre of Excellence like Illumina and what it does in gene sequencing was a major factor in that loss of ground within Applied Sciences. So that is number one.

And then to Mr Hippe, very simple: talking about the transaction you said that Roche had a very low number of Illumina shares. Have you bought up more Illumina shares in the last few days?

Answer: Daniel O’Day

To answer the first question on the performance of the Applied Sciences business in 2011: yes, we declined by 3%. That was driven mainly by two major factors. One was the fact that in 2010 we had a lot of H1N1 sales. If you remember, the virus was circulating at that time and there was quite a bit of H1N1 sales in 2010, which did not repeat themselves in 2011. And the second factor is, clearly there has been a softening of the research spending market around the world, which has also put some pressure on us and other players in the Life Sciences segment. So I would say those were the two factors. Clearly the acquisition of Illumina, as I said before, is complementary. We have many businesses within Applied Sciences, we have PCR, we have the array business and sequencing business and as I said before, this sequencing and array business at Illumina is very complementary and it is in a very fast growth area, clearly, of Applied Sciences and Life Sciences. The short-read technology and sequencing is what is being used in this whole genome sequencing and it is clearly the fastest growing area of sequencing today. So we expect the strength of both businesses will come together and we certainly expect that having Illumina and the fastest growing area of Life Sciences that we will begin to accelerate again the growth in Applied Sciences overall.

On the second question we have a negligible holding in Illumina.

We take one or two last questions. Right over here.

Question: Journalist from Brazil

How does it look in the area of research? Are any specific research activities planned in the Asia and Latin America regions?

Answer: Severin Schwan

Perhaps I can give you a first answer on that and then refer to Pascal. Brazil for us is a very important market. Brazil is growing very fast and whilst Brazil, in the past, was a market, where we had primarily sales and distribution activities, over time we have broadened the value chain in Brazil. So today we have in Brazil a manufacturing centre in Rio, which is not only producing for Brazil itself but also for the Latin America region, and we are increasingly seeing investments into Research & Development. Brazil is an important market for clinical trials, but we also have a number of research collaborations. I would say this is a typical development in the emerging markets, where we are first present with our products and our sales organisations and over time, as the economy develops, we see an expansion of our value chain. We see similar developments in countries like China for example or in Russia for that matter.

Pascal, do you want to add something?

Answer: Pascal Soriot

I think you have covered it well, Severin. Brazil, China and Russia are clearly our three top priorities and in all those markets we certainly do not only commercialise our products but also manufacture many of them and we do a lot of development work now.

They are very important bases for clinical development and we are now looking at scientific research partnerships in all those countries. In fact in China we have a research centre, in the other countries we proceed more through scientific partnerships with local academic institutions.

We take one last question then from up here, towards the back.

Questions: Handelsblatt Büro Schweiz

Again it is on Illumina. Most analysts are saying the deal will go through if the price will go up again. You said it was an attractive offer and you would not want to increase it. Do you exclude possibly pushing the price up, like for example with Genzyme and Sanofi, by offering not just the right price but a possibility of a dividend share in the future? That was a very complex model. It was not extra cash but it was a guarantee of a particular participation in future dividends. Illumina is going to keep going as an individual company to begin with, so it would be possible to improve the offer through that. Is that possible or are you excluding that categorically?

Answer:  Severin Schwan

I would like to refer the questioner to the detailed take-over tender we published on Friday last week. If you take a look at that tender bid you see that we are aiming to purchase the company as a whole. So the tender is based on all the outstanding Illumina shares. Regarding the price, I repeat: we are convinced that the transaction is a win-win one, there is value in it for both, Illumina and Roche, and that it is a highly attractive and very fair offer for the Illumina shareholders.

Well, that’s it, ladies and gentlemen, thank you for your attention.

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